SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)(1)

                               NRG Energy, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   629377508
                                (CUSIP Number)

              MatlinPatterson Global Opportunities Partners L.P.
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
                      MatlinPatterson Global Advisers LLC
                      MatlinPatterson Global Partners LLC
                     MatlinPatterson Asset Management LLC
                              MatlinPatterson LLC
                               Mark R. Patterson
                                David J. Matlin
                           (Name of Persons Filing)

                                 Robert Weiss
                      MatlinPatterson Global Advisers LLC
                              520 Madison Avenue
                           New York, New York 10022
                           Telephone: (212) 651-9525

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 30, 2003
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ].
          Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        (Continued on following pages)


                                (Page 1 of 16)

                                                            SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
CUSIP No.                 629377508                                                    Page  2 of 16 Pages
------------------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        MatlinPatterson Global Opportunities Partners L.P.
------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                          AF, WC
------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------------------------------------------------------------------------------------------------------------

    SHARES                          7                  SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                 0
   REPORTING
  PERSON WITH
------------------------------------------------------------------------------------------------------------------------------

                                    8                  SHARED VOTING POWER
                                                            15,947,947
------------------------------------------------------------------------------------------------------------------------------

                                    9                  SOLE DISPOSITIVE POWER
                                                                 0
------------------------------------------------------------------------------------------------------------------------------

                                    10                 SHARED DISPOSITIVE POWER
                                                             15,947,947
------------------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                              15,947,947
------------------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              15.9%
------------------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                              PN
------------------------------------------------------------------------------------------------------------------------------



                                                           (Page 2 of 16)

                                                            SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
CUSIP No.                 629377508                                                    Page  3 of 16 Pages
------------------------------------------------------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                          AF, WC
------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Bermuda
------------------------------------------------------------------------------------------------------------------------------

    SHARES                          7                  SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                 0
   REPORTING
  PERSON WITH
------------------------------------------------------------------------------------------------------------------------------

                                    8                  SHARED VOTING POWER
                                                            5,557,097
------------------------------------------------------------------------------------------------------------------------------

                                    9                  SOLE DISPOSITIVE POWER
                                                                 0
------------------------------------------------------------------------------------------------------------------------------

                                    10                 SHARED DISPOSITIVE POWER
                                                             5,557,097
------------------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                              5,557,097
------------------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.6%
------------------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                              PN
------------------------------------------------------------------------------------------------------------------------------



                                                           (Page 3 of 16)

                                                            SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
CUSIP No.                 629377508                                                    Page  4 of 16 Pages
------------------------------------------------------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        MatlinPatterson Global Advisers LLC
------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                          AF, WC
------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------------------------------------------------------------------------------------------------------------

    SHARES                          7                  SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                 0
   REPORTING
  PERSON WITH
------------------------------------------------------------------------------------------------------------------------------

                                    8                  SHARED VOTING POWER
                                                            21,505,044
------------------------------------------------------------------------------------------------------------------------------

                                    9                  SOLE DISPOSITIVE POWER
                                                                 0
------------------------------------------------------------------------------------------------------------------------------

                                    10                 SHARED DISPOSITIVE POWER
                                                             21,505,044
------------------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                              21,505,044
------------------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              21.5%
------------------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                              IA
------------------------------------------------------------------------------------------------------------------------------



                                                           (Page 4 of 16)



                                                            SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
CUSIP No.                 629377508                                                    Page  5 of 16 Pages
------------------------------------------------------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        David J. Matlin
------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                          AF, WC
------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------------------------------------------------------------------------------------------------------------

    SHARES                          7                  SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                 0
   REPORTING
  PERSON WITH
------------------------------------------------------------------------------------------------------------------------------

                                    8                  SHARED VOTING POWER
                                                            21,505,044
------------------------------------------------------------------------------------------------------------------------------

                                    9                  SOLE DISPOSITIVE POWER
                                                                 0
------------------------------------------------------------------------------------------------------------------------------

                                    10                 SHARED DISPOSITIVE POWER
                                                             21,505,044
------------------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                              21,505,044
------------------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              21.5%
------------------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                              IN
------------------------------------------------------------------------------------------------------------------------------



                                                           (Page 5 of 16)

                                                            SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
CUSIP No.                 629377508                                                    Page  6 of 16 Pages
------------------------------------------------------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Mark R. Patterson
------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                          AF, WC
------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------------------------------------------------------------------------------------------------------------

    SHARES                          7                  SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                 0
   REPORTING
  PERSON WITH
------------------------------------------------------------------------------------------------------------------------------

                                    8                  SHARED VOTING POWER
                                                            21,505,044
------------------------------------------------------------------------------------------------------------------------------

                                    9                  SOLE DISPOSITIVE POWER
                                                                 0
------------------------------------------------------------------------------------------------------------------------------

                                    10                 SHARED DISPOSITIVE POWER
                                                            21,505,044
------------------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                              21,505,044
------------------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              21.5%
------------------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                              IN
------------------------------------------------------------------------------------------------------------------------------



                                                           (Page 6 of 16)

                                                            SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
CUSIP No.                 629377508                                                    Page  7 of 16 Pages
------------------------------------------------------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        MatlinPatterson Global Partners LLC
------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                          AF, WC
------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------------------------------------------------------------------------------------------------------------

    SHARES                          7                  SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                 0
   REPORTING
  PERSON WITH
------------------------------------------------------------------------------------------------------------------------------

                                    8                  SHARED VOTING POWER
                                                            21,505,044
------------------------------------------------------------------------------------------------------------------------------

                                    9                  SOLE DISPOSITIVE POWER
                                                                 0
------------------------------------------------------------------------------------------------------------------------------

                                    10                 SHARED DISPOSITIVE POWER
                                                             21,505,044
------------------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                              21,505,044
------------------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              21.5%
------------------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                              HC
------------------------------------------------------------------------------------------------------------------------------



                                                           (Page 7 of 16)

                                                            SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
CUSIP No.                 629377508                                                    Page  8 of 16 Pages
------------------------------------------------------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        MatlinPatterson Asset Management LLC
------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                          AF, WC
------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------------------------------------------------------------------------------------------------------------

    SHARES                          7                  SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                 0
   REPORTING
  PERSON WITH
------------------------------------------------------------------------------------------------------------------------------

                                    8                  SHARED VOTING POWER
                                                            21,505,044
------------------------------------------------------------------------------------------------------------------------------

                                    9                  SOLE DISPOSITIVE POWER
                                                                 0
------------------------------------------------------------------------------------------------------------------------------

                                    10                 SHARED DISPOSITIVE POWER
                                                             21,505,044
------------------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                              21,505,044
------------------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              21.5%
------------------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                              HC
------------------------------------------------------------------------------------------------------------------------------



                                                           (Page 8 of 16)

                                                            SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------
CUSIP No.                 629377508                                                    Page  9 of 16 Pages
------------------------------------------------------------------------------------------------------------------------------

       1         NAMES OF REPORTING PERSONS

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        MatlinPatterson LLC
------------------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)  / /
                                                                                                                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                          AF, WC
------------------------------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
------------------------------------------------------------------------------------------------------------------------------

    SHARES                          7                  SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                                 0
   REPORTING
  PERSON WITH
------------------------------------------------------------------------------------------------------------------------------

                                    8                  SHARED VOTING POWER
                                                            21,505,044
------------------------------------------------------------------------------------------------------------------------------

                                    9                  SOLE DISPOSITIVE POWER
                                                                 0
------------------------------------------------------------------------------------------------------------------------------

                                    10                 SHARED DISPOSITIVE POWER
                                                             21,505,044
------------------------------------------------------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                              21,505,044
------------------------------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                     / /
------------------------------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              21.5%
------------------------------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                              HC
------------------------------------------------------------------------------------------------------------------------------



                                                           (Page 9 of 16)

Introduction

          (i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)" and collectively with Matlin Partners (Delaware), "Matlin Partners"), an exempt limited partnership organized under the laws of Bermuda, (ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of its investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, and (vi) Mark R. Patterson and David J. Matlin each as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark R. Patterson and David J. Matlin, collectively, the "Reporting Persons" and each a "Reporting Person") hereby file this Amendment No. 1 to amend and supplement the statement on Schedule 13D originally filed on December 15, 2003 (the "Initial Statement," and together with this Amendment No. 1, the "Statement") for the purpose of disclosing the amount of securities actually received by the Reporting Persons after giving effect to the reallocation procedure described in this Statement.

          Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Statement.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 of the Initial Statement is hereby amended and supplemented by deleting the fourth paragraph thereof in its entirety and replacing it with the following:

          On December 30, 2003, after giving effect to the reallocation procedure, the Issuer issued 15,947,947 shares of Common Stock and notes of the reorganized Issuer for a principal amount of $81,560,802 to Matlin Partners (Delaware) and 5,557,097 shares of Common Stock and notes of the reorganized Issuer for a principal amount of $28,418,704 to Matlin Partners (Bermuda). The Issuer has not yet distributed the cash component of the consideration for cancellation of debt instruments pursuant to the Plan but is expected to distribute $75,651,082.27 to Matlin Partners (Delaware) and $26,359,546.47 to Matlin Partners (Bermuda).

Item 4.   Purpose of Transaction

          Item 4 of the Initial Statement is hereby amended and supplemented by deleting the first and second paragraphs thereof in their entirety and replacing them with the following:

          Pursuant to the Plan, on December 30, 2003, the Reporting Persons have received, as consideration for the cancellation of debt obligations acquired through open market purchases



                               (Page 10 of 16)
and having an approximate principal amount of $1.2 billion, (i) 21,505,044 shares of Common Stock and (ii) notes of the reorganized Issuer for an aggregate principal amount of $109,979,506. In addition, although the Issuer has not yet distributed the cash component of the consideration for cancellation of debt instruments pursuant to the Plan, the Reporting Persons expect to receive cash for an approximate amount of $102,010,628.74. The aforementioned distributions are actual distributions as adjusted pursuant to the Plan's reallocation procedures and remain subject to further adjustments pursuant to the Plan's treatment of disputed claims (each described in this Item 4). The shares of Common Stock acquired by the Reporting Persons pursuant to the Plan represent, in the aggregate, approximately 21.5% of the shares of Common Stock of the reorganized Issuer.

          Pursuant to the reallocation procedures set forth in Article V of the Plan, each creditor in Classes 5 and 6 was eligible to elect to contribute
(i) all of their shares of Common Stock in the reorganized Issuer at the standard rate of $22.25 per share or at a lower price per share (ranging from $16.00 to $22.00 in 1/4 point intervals), and/or (ii) all or a portion (ranging from 0% to 100%) of the notes and cash to be distributed to such creditor under the Plan. The reallocation was effectuated "dutch auction" style first by exchanging those shares of Common Stock offered into the reallocation pool for cash starting at the lowest price per share selected until all of the cash or the shares of Common Stock in the reallocation pool was exhausted. Next, any remaining shares of Common Stock were exchanged for notes, again starting at the lowest price per share selected until all of the notes or shares of Common Stock were exhausted.


Item 5.   Interest in Securities of the Issuer

          Item 5 of the Initial Statement is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

     (a) As of the date hereof, Matlin Partners (Delaware) is a direct beneficial owner of 15,947,947 shares of Common Stock representing approximately 15.9% of the Issuer's issued and outstanding shares of Common Stock. Matlin Partners (Bermuda) is a direct beneficial owner of 5,557,097 shares of Common Stock representing approximately 5.6% of the Issuer's issued and outstanding shares of Common Stock. MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 21,505,044 shares of Common Stock representing approximately 21.5% of the Issuer's issued and outstanding shares of Common Stock.

          (i) Matlin Global Partners serves as General Partner of Matlin Partners (Delaware) and Matlin Partners (Bermuda). By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

          (ii) Matlin Advisers serves as investment advisor to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares beneficially owned by Matlin Partners.



                               (Page 11 of 16)

          (iii) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

          (iv) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

          (v) Mark R. Patterson and David J. Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark R. Patterson and David J. Matlin may be deemed to share voting and dispositive power over the shares beneficially owned by Matlin Partners.

     (b) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have shared power to vote and shared dispositive power of 15,947,947 shares of Common Stock and 5,557,097 shares of Common Stock, respectively. MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin each have shared power to vote and shared dispositive power of 21,505,044 shares of Common Stock.

     (c) Except as reported in this Statement, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers and Matlin Global Partners with respect to the directors and executive officers named in this Statement, none of the persons (i) beneficially owns any shares of Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Common Stock owned by other parties.

     (e) The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

     (f) Except as reported in this Statement, no other person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of the Common Stock held by the Reporting Persons.

Item 7.   Materials to be Filed as Exhibits

     Exhibit No.     Description
     -----------     -----------

          5 Joint Filing Agreement dated as of January 5, 2004, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P.,



                               (Page 12 of 16)

                     David J. Matlin and Mark R. Patterson.



                               (Page 13 of 16)

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 5, 2004

                                          MATLINPATTERSON LLC


                                          By:   /s/ Mark R. Patterson
                                              --------------------------------
                                                Name:   Mark R. Patterson
                                                Title:  Member


                                          MATLINPATTERSON ASSET MANAGEMENT
                                          LLC


                                          By:   /s/ Mark R. Patterson
                                              --------------------------------
                                                Name:   Mark R. Patterson
                                                Title:  Chairman


                                          MATLINPATTERSON GLOBAL ADVISERS
                                          LLC


                                          By:   /s/ Mark R. Patterson
                                              --------------------------------
                                                Name:   Mark R. Patterson
                                                Title:  Chairman


                                          MATLINPATTERSON GLOBAL PARTNERS
                                          LLC


                                          By:   /s/ Mark R. Patterson
                                              --------------------------------
                                                Name:   Mark R. Patterson
                                                Title:  Director


                                          MATLINPATTERSON GLOBAL
                                          OPPORTUNITIES PARTNERS L.P.


                                          By:  MatlinPatterson Global Partners
                                               LLC


                                          By:   /s/ Mark R. Patterson
                                              --------------------------------
                                                Name:   Mark R. Patterson
                                                Title:  Director



                               (Page 14 of 16)

                                          MATLINPATTERSON GLOBAL
                                          OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                                          By:  MatlinPatterson Global Partners
                                               LLC

                                          By:   /s/ Mark R. Patterson
                                              --------------------------------
                                                Name:   Mark R. Patterson
                                                Title:  Director

                                          DAVID J. MATLIN

                                          By:   /s/ David J. Matlin
                                              --------------------------------
                                                Name:   David J. Matlin

                                          MARK R. PATTERSON

                                          By:   /s/ Mark R. Patterson
                                              --------------------------------
                                                Name:   Mark R. Patterson



                               (Page 15 of 16)

                                 EXHIBIT INDEX

     Exhibit No.     Description
     -----------     -----------

         5 Joint Filing Agreement dated as of January 5, 2004, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., David J. Matlin and Mark R. Patterson.



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